EXHIBIT 99.1

China Lodging Group, Limited Reports Fourth Quarter and Full Year 2014 Financial Results

  A total of 1,995 hotels or 209,955 hotel rooms in operation as of December 31, 2014
  Net revenues increased 15.7% year-over-year to RMB1,296.2 million (US$208.9 million) 1 for the fourth quarter and 19.1% to RMB4,964.7million (US$800.2 million) for the full year of 2014, in line with the guidance previously announced.
  Adjusted EBITDA (non-GAAP) decreased 4.8% year-over-year to RMB206.2 million (US$33.2 million)for the fourth quarter and increased 14.8% to RMB1,001.5 million (US$161.4 million)for the full year of 2014.
  Net income attributable to China Lodging Group, Limited was RMB46.8 million (US$7.5 million) for the fourth quarter and RMB307.3million (US$49.5 million) for the full year of 2014, decreasing 20.0% year-over-year for the fourth quarter and increasing 9.8% for the full year of 2014.
  Basic earnings per ADS 2 were RMB0.75 (US$0.12) for the fourth quarter of 2014 and RMB4.94 (US$0.80) for the full year of 2014. Diluted earnings per ADS were RMB0.74 (US$0.12) for the fourth quarter of 2014 and RMB4.86 (US$0.78) for the full year of 2014. Excluding share-based compensation expenses, adjusted basic earnings per ADS were RMB0.79 (US$0.13) for the fourth quarter of 2014 and RMB5.45 (US$0.88) for the full year of 2014 and adjusted diluted earnings per ADS (non-GAAP) were RMB0.77 (US$0.12) for the fourth quarter of 2014 and RMB5.36 (US$0.86) for the full year of 2014.
  Operating cash flow for the full year of 2014 increased 36% to RMB1,454.0 million (US$234.3 million). Free cash flow turned positive.
  The Company provided guidance for Q1 2015 net revenues growth of 12% to 14% and full year 2015 net revenue growth of 7.5% to 11.5%.

SHANGHAI, China, March 10, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group", "Huazhu" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Operational Highlights of Fourth Quarter 2014

  During the fourth quarter of 2014, the Company opened 7 net leased ("leased-and- operated") hotels and 139 net manachised ("franchised-and-managed") hotels.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding franchised Starway hotels), was RMB176 in the fourth quarter of 2014, compared with RMB178 in the fourth quarter of 2013 and RMB187 in the previous quarter. The year-over-year decrease of 1% was mainly attributable to the city mix shifting toward lower-tier cities, partially offset by a 0.3% increase in same-hotel ADR. The sequential decrease resulted mainly from seasonality.

  The occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 86.5% in the fourth quarter of 2014, compared with 90.0% in the fourth quarter of 2013 and 92.5% in the previous quarter. The year-over-year decrease was mainly due to soft macro economy, and a higher percentage of newly-opened hotels in lower-tier cities as a result of the Company's accelerated growth in manachise business nationwide. The sequential decrease resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding franchised Starway hotels), was RMB153 in the fourth quarter of 2014, compared with RMB160 in the fourth quarter of 2013 and RMB173 in the previous quarter.  The year-over-year decrease was a result of both lower ADR and lower occupancy rate. The sequential decrease resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months (excluding franchised Starway hotels), the same-hotel RevPAR was RMB161 for the fourth quarter of 2014, a 3% decrease from RMB165 for the fourth quarter of 2013, with a 0.3% increase in ADR and a three-percentage-point decrease in occupancy rate. The increase in same-hotel ADR was driven by price increase to enhance yield. The decrease in same-hotel occupancy rate was mainly due to a temporary drop in demand caused by APEC in Beijing, and the soft macro economy.

Operational Highlights of Full Year 2014

  For the full year of 2014, the Company opened 46 net new leased hotels and 541 net new manachised hotels, exceeding the Company's previously announced guidance. As of December 31, 2014, the Company had 611 leased hotels, 1,376 manachised hotels, and 8 franchised Starway hotels in operation in 300 cities. The number of hotel rooms in operation totaled 209,955, an increase of 37% from 2013. The rooms of leased and manachised hotel in operation increased by 10% and 62%, respectively, from a year ago.

  As of December 31, 2014, the Company had 29 leased hotels and 644 manachised hotels contracted or under construction.

  For the full year of 2014, the ADR was RMB179, compared to RMB180 in 2013. The year-over-year decrease of 0.5% was primarily due to the city mix shifting toward lower-tier cities; partially offset by a 0.6% increase in same-hotel ADR.

  For the full year of 2014, the occupancy rate for all hotels in operation (excluding franchised Starway hotels) was 89.0%, compared with 90.7% in 2013. The decline in occupancy rate was mainly due to soft macro economy, and a higher percentage of newly-opened hotels in lower-tier cites as a result of the Company's accelerated growth in manachise business nationwide.

  For the full year of 2014, the RevPAR for all hotels in operation, excluding franchised Starway hotels, was RMB159, a 2% decrease from RMB163 in 2013. The decrease was a result of both lower occupancy rate and lower ADR.

  For all the hotels which had been in operation for at least 18 months, excluding franchised Starway hotels, the same-hotel RevPAR was RMB170 in 2014, a 1% decrease from RMB171 in 2013, with a 1% increase in ADR and a two-percentage-point drop in occupancy rate. On average, those hotels achieved an occupancy of 92.8% for the full year of 2014.

  As of December 31, 2014, the Company's loyalty program had more than 31 million members, who contributed more than 85% of room nights sold during the full year of 2014. In 2014, more than 90% of room nights were sold through the Company's own channels.

"We are excited about our rapid build-up of hotel network in 2014, largely driven by our solid growth in manachise business and wide choice of brands. A record high of net 570 hotels were added into our system in a single year, more than 90% of which are under manachise model and more than 25% are under new brands." said Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer of China Lodging Group.

Mr. Ji continued, "On the front of digital innovation, we have implemented the proprietary Cloud-based HPMS across our entire hotel network, and introduced new functionalities on Huazhu.com and Huazhu mobile apps. These digital initiatives will enable us to further enhance customer experience and improve hotel operational efficiency on a large scale. Looking ahead, we are confident to fortify our leading position as a hotel management group in China by executing our strategies."

"In the fourth quarter, we signed agreements to form a strategic alliance with Accor. Under the agreements, Accor's economy and midscale hotel platform will become part of our network. We will receive the exclusive rights as a master franchisee for brands, including Grand Mercure, Novotel, Mercure, Ibis and Ibis Styles, in mainland China, Taiwan region and Mongolia. We believe the collaboration will create the most successful hotel business in China, and make the Accor-Huazhu alliance an unprecedented success." Mr. Ji added.

Fourth Quarter and Full Year of 2014 Financial Results

(RMB in thousands)	Q4 2013	Q3 2014	Q4 2014	2013 FY	2014 FY
Revenues:
Leased hotels	1,036,650	1,256,926	1,160,852	3,870,887	4,522,431
Manachised and franchised hotels	151,736	214,577	212,059	549,958	742,797
Total revenues	1,188,386	1,471,503	1,372,911	4,420,845	5,265,228
Less: business tax and related surcharges	(68,172)	(84,002)	(76,674)	(252,216)	(300,500)
Net revenues	1,120,214	1,387,501	1,296,237	4,168,629	4,964,728

Total revenues for the fourth quarter of 2014 were RMB1,372.9 million (US$221.3 million), representing a 15.5% year-over-year increase and an 6.7% sequential decrease. The year-over-year increase was primarily due to our hotel network expansion. The sequential decrease was due to seasonality.

Total revenues for the full year of 2014 were RMB5,265.2 million (US$848.6 million), representing an increase of 19.1% from the full year of 2013.

Total revenues from leased hotels for the fourth quarter of 2014 were RMB1,160.9 million (US$187.1 million), representing a 12.0% year-over-year increase and a 7.6% sequential decrease.

For the full year of 2014, total revenues from leased hotels were RMB4,522.4 million (US$728.9 million), representing a 16.8% year-over-year increase.

Total revenues from manachised and franchised hotels for the fourth quarter of 2014 were RMB212.1 million (US$34.2 million), representing a 39.8% year-over-year increase and a 1.2% sequential decrease.

For the full year of 2014, total revenues from manachised and franchised hotels were RMB 742.8 million (US$119.7 million), representing a 35.1% year-over-year increase. It accounts for 14.1% of total revenues, compared to 12.4% of total revenues for the year of 2013.

Net revenues for the fourth quarter of 2014 were RMB1,296.2 million (US$208.9 million), representing a 15.7% year-over-year increase and a 6.6% sequential decrease.

Net revenues for the full year of 2014 were RMB4,964.7 million (US$800.2 million), representing a 19.1% year-over-year increase.

(RMB in thousands)	Q4 2013	Q3 2014	Q4 2014	2013 FY	2014 FY
Operating costs and expenses:
Hotel operating costs	876,713	983,259	1,048,926	3,181,666	3,878,027
Selling and marketing expenses	45,088	53,610	65,179	138,129	187,435
General and administrative expenses	80,765	99,520	102,985	284,756	342,128
Pre-opening expenses	48,999	44,983	43,246	211,284	186,325
Total operating costs and expenses	1,051,565	1,181,372	1,260,336	3,815,835	4,593,915

Hotel operating costs for the fourth quarter of 2014 were RMB1,048.9 million (US$169.1 million), compared to RMB876.7 million (US$144.8 million) in the fourth quarter of 2013 and RMB983.3 million (US$160.2 million) in the previous quarter, representing a 19.6% year-over-year increase and a 6.7% sequential increase. The Company's hotel network expansion, especially the increased number of midscale leased hotel rooms which incurred a significant amount of rental and depreciation costs, was the main driver for the increase in hotel operating costs. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2014 were RMB1,046.9 million (US$168.7 million), representing 80.7% of net revenues, compared to 78.2% for the fourth quarter in 2013 and 70.7% for the previous quarter. The year-over-year increase in the percentage was mainly attributable to the decrease of RevPAR and the cost inflation. The sequential increase in the percentage was mainly due to seasonality.

For the full year of 2014, total hotel operating costs were RMB3,878.0 million (US$625.0 million), compared to RMB3,181.7 million (US$525.6 million) in 2013. Excluding share-based compensation, hotel operating costs (non-GAAP) were RMB3,871.2 million (US$623.9 million), representing 78.0% of net revenues, compared to 76.2% in 2013. The year-over-year increase was mainly driven by the decrease in RevPAR and the cost inflation.

Selling and marketing expenses for the fourth quarter of 2014 were RMB65.2 million (US$10.5 million), compared to RMB45.1 million (US$7.4 million) in the fourth quarter of 2013 and RMB53.6 million (US$8.7 million) in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2014 were RMB64.9 million (US$10.5 million), or 5.0% of net revenues, compared to 4.0% for the fourth quarter of 2013 and 3.9% for the previous quarter. The year-over-year and sequential increase was mainly due to various promotional activities to attract more new members. During the fourth quarter of 2014, the Company acquired 6.9 million new members, compared with 2.0 million in the fourth quarter of 2013 and 4.9 million in the previous quarter.

For the full year of 2014, total selling and marketing expenses were RMB187.4 million (US$30.2 million), compared to RMB138.1 million (US$22.8 million) in 2013. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) were RMB186.5 million (US$30.1 million), representing 3.8% of net revenues, compared to 3.3% in 2013. The year-over-year increase in the percentage was mainly due to various promotional activities to attract more new members and higher portion of reservations through third-party agencies from new brands.

General and administrative expenses for the fourth quarter of 2014 were RMB103.0 million (US$16.6 million), compared to RMB80.8 million (US$13.3 million) in the fourth quarter of 2013 and RMB99.5 million (US$16.2 million) in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the fourth quarter of 2014 were RMB103.2 million (US$16.6 million), representing 7.9% of net revenues, compared with 6.8% of net revenues in the fourth quarter of 2013 and 6.2% in the previous quarter. The year-over-year increase in the percentage was mainly attributable to our investments in technology for digital related initiatives and new brands and a significant growth in the number of manachised hotels.

General and administrative expenses were RMB342.1 million (US$55.1 million) for the year of 2014, compared to RMB284.8 million (US$47.0 million) in 2013. General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB318.0 million (US$51.2 million), representing 6.4% of net revenues, compared to 6.2% in 2013. The year-over-year increase in the percentage was mainly attributable to our investments in technology personnel for digital related initiatives and new brands and a significant growth in the number of manachised hotels.

Pre-opening expenses for the fourth quarter of 2014 were RMB43.2 million (US$7.0 million), representing an 11.7% year-over-year decrease and a 3.9% sequential decrease. The decrease was mainly due to fewer leased hotels opened and in the pipeline in the fourth quarter of 2014.

Pre-opening expenses for the full year of 2014 were RMB186.3 million (US$30.0 million), compared to RMB211.3 million (US$34.9 million) in 2013, representing a year-over-year decrease of 11.8%. The decrease in pre-opening expenses was mainly due to fewer leased hotel opened and in the pipeline in 2014. The pre-opening expenses as a percentage of net revenues decreased to 3.8% in 2014 from 5.1% in 2013.

Income from operations for the fourth quarter of 2014 was RMB48.8 million (US$7.9 million), compared to RMB85.2 million (US$14.1 million) in the fourth quarter of 2013 and RMB202.1 million (US$32.9 million) in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the fourth quarter of 2014 was RMB51.0 million (US$8.2 million), compared to adjusted income from operation (non-GAAP) of RMB91.4 million (US$15.1 million) for the fourth quarter of 2013 and RMB218.0 million (US$35.5 million) for the previous quarter. The adjusted operating margin for the fourth quarter of 2014 was 4.0%, compared with 8.1% in the fourth quarter of 2013 and 15.8% in the previous quarter.

Income from operations for the year was RMB389.4 million (US$62.8 million), compared to RMB380.5 million (US$62.9 million) in 2013. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the year of 2014 was RMB421.3 million (US$67.9 million), compared to RMB411.0 million (US$67.9 million) for the year of 2013. The growth in income from operations was attributable to rapid expansion of our hotel network and lower pre-opening expenses in 2014. The adjusted operating margin (non-GAAP) for the year of 2014 was 8.5%, compared with 9.8% for the year of 2013.

Net income attributable to China Lodging Group, Limited for the fourth quarter of 2014 was RMB46.8 million (US$7.5 million), compared to RMB58.5 million (US$9.7 million) in the fourth quarter of 2013 and RMB149.6 million (US$24.4 million) in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the fourth quarter of 2014 was RMB49.0 million (US$7.9 million), representing a 24.3% year-over-year decrease and a 70.4% sequential decrease.

Net income attributable to China Lodging Group, Limited for the full year of 2014 was RMB307.3 million (US$49.5 million), compared to RMB279.9 million (US$46.2 million) in 2013. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group (non-GAAP) for the full year of 2014 was RMB339.3 million (US$54.7 million), compared to RMB310.3 million (US$51.3 million) in 2013. The year-over-year increase of 9.3% was mainly attributable to the expansion of our hotel network and lower pre-opening expenses.

Basic and diluted earnings per share/ADS. For the fourth quarter of 2014, basic earnings per share were RMB0.19 (US$0.03) and diluted earnings per share were RMB0.18 (US$0.03); basic earnings per ADS were RMB0.75 (US$0.12) and diluted earnings per ADS were RMB0.74 (US$0.12). For the fourth quarter of 2014, excluding share-based compensation expenses, adjusted basic earnings per share were RMB0.20 (US$0.03) and adjusted diluted earnings per share (non-GAAP) were RMB0.19 (US$0.03); adjusted basic earnings per ADS (non-GAAP) were RMB0.79 (US$0.13) and adjusted diluted earnings per ADS (non-GAAP) were RMB0.77 (US$0.12).

For the full year of 2014, basic earnings per share were RMB1.23 (US$0.20) and diluted earnings per share were RMB1.21 (US$0.20); basic earnings per ADS were RMB4.94 (US$0.80), while diluted earnings per ADS were RMB4.86 (US$0.78). For the full year of 2014, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB1.36 (US$0.22), while adjusted diluted earnings per share (non-GAAP) were RMB1.34 (US$0.22), and adjusted basic earnings per ADS (non-GAAP) were RMB5.45 (US$0.88), while adjusted diluted earnings per ADS (non-GAAP) were RMB5.36 (US$0.86).

EBITDA (non-GAAP) for the fourth quarter of 2014 was RMB204.0 million (US$32.9 million), compared with RMB210.5 million (US$34.8 million) in the fourth quarter of 2013 and RMB349.5 million (US$56.9 million) in the previous quarter. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the fourth quarter of 2014 was RMB206.2 million (US$33.2 million), compared with RMB216.7 million (US$35.8 million) for the fourth quarter of 2013 and RMB365.4 million (US$59.5 million) for the previous quarter.

EBITDA (non-GAAP) for the full year of 2014 was RMB969.5 million (US$156.3 million), compared to RMB841.8 million (US$139.1 million) in 2013. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the full year of 2014 was RMB1,001.5 million (US$161.4 million), compared with RMB872.2 million (US$144.1 million) in 2013, representing a 14.8% year-on-year increase. The year-over-year increase was mainly due to the expansion of the Company's hotel network. The adjusted EBITDA margin (non-GAAP) for the year of 2014 was 20.2%, compared with 20.9% for the year of 2013.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB247.3 million (US$39.9 million) for the fourth quarter of 2014, compared with RMB243.5 million (US$40.2 million) in the fourth quarter of 2013 and RMB404.2 million (US$65.9 million) in the previous quarter. The hotel income from the leased hotels was RMB93.2 million (US$15.0 million) during the fourth quarter of 2014. The hotel income from the manachised and franchised hotels was RMB154.1 million (US$24.9 million) during the fourth quarter of 2014, or accounting for approximately 62% of total hotel income.

Hotel income (non-GAAP) for the full year of 2014 was RMB1,086.7 million (US$175.1 million), compared with RMB987.0 million (US$163.0 million) for 2013. The hotel income from the leased hotels was RMB548.4 million (US$88.4 million) for the full year of 2014. The hotel income from the manachised and franchised hotels was RMB538.3 million (US$86.7 million) during the full year of 2014, or accounting for approximately 50% of total hotel income.

Cash flow. Operating cash inflow for the fourth quarter of 2014 was RMB457.5 million (US$73.7 million). Investing cash outflow for the fourth quarter was RMB201.2 million (US$32.4 million).

Operating cash inflow for the full year of 2014 was RMB1,454.0 million (US$234.3 million), representing an increase of 36% from 2013. The significant growth was mainly due to the Company's fast network expansion with manachise model. Investing cash outflow for the full year of 2014 was RMB1,063.2 million (US$171.4 million), representing a decrease of 8% from 2013. The Company's free cash flow turned positive.

Cash and cash equivalents. As of December 31, 2014, the Company had a total balance of cash and cash equivalents of RMB808.9 million (US$130.4 million).

Debt financing

In the fourth quarter of 2014, the company repaid the loan of RMB300 million. As of December 31, 2014, the Company had a total credit facility of RMB898.3 million available and had not drawn down any of the credit facility.

Business Outlook and Guidance for 2015

"We remain confident about the long-term growth potential of travel demand in China. We will continue to invest in our new brands to meet diversified needs. In 2015, we plan to add 680 to 730 leased and manachised hotels, with 20 to 30 leased hotels and 660 to 700 manachised and franchised hotels. Among these new hotels, 80% will be economy hotels, and 20% will be midscale and upscale hotels." commented Mr. Ji.

In the first quarter of 2015, the Company expects net revenues to grow 12% to 14% year-over-year. For the full year 2015, the Company expects net revenues to grow 7.5% to 11.5% from 2014.

The above forecast reflects the Company's current and preliminary view, which is subject to change.

Conference Call

China Lodging Group's management will host a conference call at 9 p.m. ET, Tuesday, March 10, 2015 (or 9 a.m. on Wednesday, March 11, 2015 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 8517 6017. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through March 18, 2015. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 8517 6017.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's Web site, http://ir.huazhu.com .

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted operating margin excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA excluding share-based compensation expenses; and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company's cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company's net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

To monitor performance of hotels at different maturity level and of different form, the Company also tracks hotel income, which is the difference between net revenues and hotel operating costs.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA, and hotel income, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.2046 on December 31, 2014 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company's ordinary shares.

--Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2013	September 30, 2014	December 31, 2014
	RMB	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	397,435	849,522	808,865	130,365
Restricted cash	3,317	--	--	--
Short-term investments	--	60,900	26,615	4,290
Accounts receivable, net	74,646	101,196	89,243	14,384
Amounts due from related parties	658	15,560	16,293	2,626
Prepaid rent	363,581	371,804	385,158	62,076
Inventories	34,013	32,758	29,882	4,816
Other current assets	116,979	171,339	160,582	25,881
Deferred tax assets	51,759	51,759	80,026	12,898
Total current assets	1,042,388	1,654,838	1,596,664	257,336

Property and equipment, net	3,634,039	3,860,165	3,907,343	629,749
Intangible assets, net	101,845	101,962	104,537	16,848
Long-term investments	90,517	242,325	229,005	36,909
Goodwill	64,842	64,842	64,654	10,421
Other assets	184,013	190,372	197,233	31,788
Deferred tax assets	67,408	67,408	83,470	13,453
Total assets	5,185,052	6,181,912	6,182,906	996,504

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	--	300,000	--	--
Accounts payable	677,305	641,216	640,691	103,261
Amounts due to a related party	5,593	6,957	6,403	1,032
Salary and welfare payable	147,238	102,610	186,051	29,986
Deferred revenue	297,284	459,361	514,268	82,885
Accrued expenses and other current liabilities	249,185	288,798	313,017	50,449
Income tax payable	26,053	45,636	59,630	9,610
Deferred tax liabilities	151	151	701	113
Total current liabilities	1,402,809	1,844,729	1,720,761	277,336

Deferred rent	653,831	774,581	830,414	133,838
Deferred revenue	118,818	147,068	155,395	25,046
Amounts due to a related party	8,167	6,125	4,083	658
Other long-term liabilities	147,565	189,888	215,762	34,774
Deferred tax liabilities	26,071	26,071	37,778	6,089
Total liabilities	2,357,261	2,988,462	2,964,193	477,741

Equity:
Ordinary shares	182	183	184	30
Additional paid-in capital	2,315,083	2,362,780	2,381,568	383,839
Retained earnings	539,872	800,380	847,221	136,547
Accumulated other comprehensive income (loss)	(39,384)	20,543	(12,008)	(1,935)
Total China Lodging Group, Limited shareholders' equity	2,815,753	3,183,886	3,216,965	518,481
Noncontrolling interest	12,038	9,564	1,748	282
Total equity	2,827,791	3,193,450	3,218,713	518,763
Total liabilities and equity	5,185,052	6,181,912	6,182,906	996,504

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended				Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014		December 31, 2013	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	1,036,650	1,256,926	1,160,852	187,095	3,870,887	4,522,431	728,884
Manachised and franchised hotels	151,736	214,577	212,059	34,178	549,958	742,797	119,717
Total revenues	1,188,386	1,471,503	1,372,911	221,273	4,420,845	5,265,228	848,601
Less: business tax and related surcharges	(68,172)	(84,002)	(76,674)	(12,358)	(252,216)	(300,500)	(48,432)
Net revenues	1,120,214	1,387,501	1,296,237	208,915	4,168,629	4,964,728	800,169

Operating costs and expenses:
Hotel operating costs:
Rents	(350,073)	(382,417)	(414,525)	(66,809)	(1,255,663)	(1,543,651)	(248,791)
Utilities	(69,941)	(78,692)	(83,723)	(13,494)	(273,314)	(323,837)	(52,193)
Personnel costs	(171,673)	(206,731)	(210,210)	(33,880)	(638,511)	(788,973)	(127,159)
Depreciation and amortization	(124,077)	(142,767)	(152,386)	(24,560)	(453,062)	(558,833)	(90,068)
Consumables, food and beverage	(108,758)	(119,572)	(121,754)	(19,623)	(391,715)	(454,795)	(73,300)
Others	(52,191)	(53,080)	(66,328)	(10,690)	(169,401)	(207,938)	(33,514)
Total hotel operating costs	(876,713)	(983,259)	(1,048,926)	(169,056)	(3,181,666)	(3,878,027)	(625,025)
Selling and marketing expenses	(45,088)	(53,610)	(65,179)	(10,505)	(138,129)	(187,435)	(30,209)
General and administrative expenses	(80,765)	(99,520)	(102,985)	(16,598)	(284,756)	(342,128)	(55,141)
Pre-opening expenses	(48,999)	(44,983)	(43,246)	(6,970)	(211,284)	(186,325)	(30,030)
Total operating costs and expenses	(1,051,565)	(1,181,372)	(1,260,336)	(203,129)	(3,815,835)	(4,593,915)	(740,405)
Other operating income	16,553	(4,018)	12,947	2,087	27,750	18,551	2,990
Income from operations	85,202	202,111	48,848	7,873	380,544	389,364	62,754
Interest income	2,319	5,798	7,872	1,269	6,856	23,162	3,733
Interest expense	(197)	(631)	(173)	(28)	(813)	(1,533)	(247)
Other income (expense)	22	(316)	(417)	(67)	1,907	4,749	765
Foreign exchange gain (loss)	(40)	(25)	(17)	(3)	21	(246)	(39)
Income before income taxes	87,306	206,937	56,113	9,044	388,515	415,496	66,966
Income tax expense	(27,348)	(59,512)	(8,755)	(1,411)	(104,820)	(113,105)	(18,229)
Net income	59,958	147,425	47,358	7,633	283,695	302,391	48,737
Less: net loss (income) attributable to noncontrolling interests	(1,418)	2,174	(517)	(84)	(3,837)	4,957	799
Net income attributable to China Lodging Group, Limited	58,540	149,599	46,841	7,549	279,858	307,348	49,536
Other comprehensive income
Unrealized securities holding gains (losses), net of tax	--	32,223	(30,847)	(4,972)	--	28,458	4,587
Foreign currency translation adjustments, net of tax	113	(606)	(1,126)	(181)	(976)	(1,082)	(175)
Comprehensive income	60,071	179,042	15,385	2,480	282,719	329,767	53,149
Comprehensive loss (income) attributable to the noncontrolling interest	(1,418)	2,174	(517)	(84)	(3,837)	4,957	799
Comprehensive income attributable to China Lodging Group, Limited	58,653	181,216	14,868	2,396	278,882	334,724	53,948

Earnings per share:
Basic	0.24	0.60	0.19	0.03	1.14	1.23	0.20
Diluted	0.23	0.59	0.18	0.03	1.12	1.21	0.20

Earnings per ADS:
Basic	0.95	2.40	0.75	0.12	4.57	4.94	0.80
Diluted	0.93	2.36	0.74	0.12	4.49	4.86	0.78

Weighted average number of shares used in computation:
Basic	246,162	249,552	249,642	249,642	245,187	248,958	248,958
Diluted	250,748	253,608	253,906	253,906	249,486	253,004	253,004

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended				Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014		December 31, 2013	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income (loss)	59,958	147,425	47,358	7,633	283,695	302,391	48,737
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	6,211	15,891	2,199	354	30,468	31,937	5,147
Depreciation and amortization	126,700	145,568	156,096	25,158	463,146	570,722	91,984
Deferred taxes	(22,619)	--	(42,391)	(6,832)	(22,619)	(42,391)	(6,832)
Bad debt expenses	281	754	3,022	487	4,573	4,770	769
Deferred rent	41,709	35,514	58,172	9,375	187,214	182,580	29,427
Gain (loss) from disposal of property and equipment	(10,734)	2,836	(522)	(84)	(10,734)	803	129
Impairment loss	7,965	10,820	13,868	2,235	7,965	27,391	4,415
Investment income (loss)	308	666	898	145	430	(4,902)	(790)
Excess tax benefit from share-based compensation	(11,473)	(3,305)	(2,867)	(462)	(14,582)	(11,697)	(1,885)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	1,379	(10,057)	9,119	1,470	(28,270)	(18,773)	(3,026)
Prepaid rent	(2,637)	12,543	(13,353)	(2,152)	(42,276)	(21,577)	(3,478)
Inventories	(2,817)	(3,373)	2,876	463	4,043	4,130	665
Amounts due from related parties	(658)	--	--	--	(658)	256	41
Other current assets	(13,223)	(27,262)	11,669	1,881	(26,400)	(42,369)	(6,829)
Other assets	(901)	3,299	(6,861)	(1,106)	(50,228)	(13,220)	(2,131)
Accounts payable	7,913	11,243	4,045	652	3,605	18,016	2,904
Amounts due to a related party	(1,856)	514	(554)	(89)	708	810	131
Salary and welfare payables	70,124	(28,417)	83,441	13,448	28,768	38,813	6,256
Deferred revenue	37,272	72,265	63,235	10,192	115,787	253,562	40,867
Accrued expenses and other current liabilities	17,450	12,399	24,380	3,929	62,545	58,995	9,508
Income tax payable and receivable	17,591	23,778	17,693	2,851	17,493	45,274	7,297
Other long-term liabilities	17,898	15,946	25,949	4,182	55,496	68,494	11,039
Net cash provided by operating activities	345,841	439,047	457,472	73,730	1,070,169	1,454,015	234,345

Investing activities:
Purchases of property and equipment	(285,973)	(225,314)	(219,024)	(35,300)	(1,072,647)	(930,922)	(150,037)
Purchases of intangibles	(3,395)	(1,513)	(5,629)	(907)	(4,290)	(10,423)	(1,680)
Amount received as a result of government zoning	12,530	4,004	--	--	15,030	10,557	1,701
Acquisitions, net of cash received	--	(460)	(2,160)	(348)	(34,070)	(16,050)	(2,587)
Proceeds from disposal of subsidiary and branch	--	17,484	1,000	161	--	18,484	2,979
Purchase of long-term investments	(54,314)	(20,000)	(14,789)	(2,384)	(54,744)	(191,064)	(30,794)
Payment for shareholder loan to joint venture	--	(699)	(734)	(118)	--	(15,640)	(2,521)
Proceeds from sale of long-term investments	--	1,135	4,345	700	--	88,266	14,226
Purchase of short-term investments	4,314	(55,499)	(19,710)	(3,177)	--	(75,210)	(12,122)
Proceeds from sales of short-term investments	--	--	55,499	8,945	--	55,499	8,945
Increase in restricted cash	930	755	--	--	(1,527)	3,317	535
Net cash used in investing activities	(325,908)	(280,107)	(201,202)	(32,428)	(1,152,248)	(1,063,186)	(171,355)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	18,834	1,427	12,624	2,035	28,122	20,985	3,382
Proceeds from short-term debt	--	--	--	--	105,796	300,000	48,351
Repayment of short-term debt	(1,256)	--	(300,000)	(48,351)	(105,796)	(300,000)	(48,351)
Funds advanced from noncontrolling interest holders	--	--	--	--	1,945	--	--
Repayment of funds advanced from noncontrolling interest holders	(1,105)	(580)	(340)	(55)	(6,564)	(1,560)	(251)
Acquisition of noncontrolling interest	(4,210)	--	(2,042)	(329)	(4,210)	(4,083)	(658)
Contribution from noncontrolling interest holders	--	7,000	(7,000)	(1,128)	200	--	--
Repayment to noncontrolling interest holders	--	--	--	--	(200)	--	--
Dividend paid to noncontrolling interest holders	(177)	(2,813)	(1,333)	(215)	(3,229)	(5,356)	(863)
Excess tax benefit from share-based compensation	11,473	3,305	2,867	462	14,582	11,697	1,885
Net cash provided by (used in) financing activities	23,559	8,339	(295,224)	(47,581)	30,646	21,683	3,495

Effect of exchange rate changes on cash and cash equivalents	140	(29)	(1,703)	(274)	(976)	(1,082)	(175)

Net increase in cash and cash equivalents	43,632	167,250	(40,657)	(6,553)	(52,409)	411,430	66,310
Cash and cash equivalents at the beginning of the period	353,803	682,272	849,522	136,918	449,844	397,435	64,055
Cash and cash equivalents at the end of the period	397,435	849,522	808,865	130,365	397,435	808,865	130,365

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,048,926	80.9%	2,075	0.2%	1,046,851	80.7%
Selling and marketing expenses	65,179	5.0%	289	0.0%	64,890	5.0%
General and administrative expenses	102,985	7.9%	(165)	0.0%	103,150	7.9%
Pre-opening expenses	43,246	3.3%	--	0.0%	43,246	3.3%
Total operating costs and expenses	1,260,336	97.1%	2,199	0.2%	1,258,137	96.9%
Income from operations	48,848	3.8%	2,199	0.2%	51,047	4.0%

	Quarter Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	169,056	80.9%	334	0.2%	168,722	80.7%
Selling and marketing expenses	10,505	5.0%	47	0.0%	10,458	5.0%
General and administrative expenses	16,598	7.9%	(27)	0.0%	16,625	7.9%
Pre-opening expenses	6,970	3.3%	--	0.0%	6,970	3.3%
Total operating costs and expenses	203,129	97.1%	354	0.2%	202,775	96.9%
Income from operations	7,873	3.8%	354	0.2%	8,227	4.0%

	Quarter Ended September 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	983,259	70.9%	2,142	0.2%	981,117	70.7%
Selling and marketing expenses	53,610	3.9%	286	0.0%	53,324	3.9%
General and administrative expenses	99,520	7.2%	13,463	1.0%	86,057	6.2%
Pre-opening expenses	44,983	3.2%	--	0.0%	44,983	3.2%
Total operating costs and expenses	1,181,372	85.2%	15,891	1.2%	1,165,481	84.0%
Income from operations	202,111	14.6%	15,891	1.2%	218,002	15.8%

	Quarter Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	876,713	78.3%	1,443	0.1%	875,270	78.2%
Selling and marketing expenses	45,088	4.0%	203	0.0%	44,885	4.0%
General and administrative expenses	80,765	7.2%	4,565	0.4%	76,200	6.8%
Pre-opening expenses	48,999	4.4%	--	0.0%	48,999	4.4%
Total operating costs and expenses	1,051,565	93.9%	6,211	0.5%	1,045,354	93.4%
Income from operations	85,202	7.6%	6,211	0.5%	91,413	8.1%

	Year Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	3,878,027	78.1%	6,830	0.1%	3,871,197	78.0%
Selling and marketing expenses	187,435	3.8%	939	0.0%	186,496	3.8%
General and administrative expenses	342,128	6.9%	24,168	0.5%	317,960	6.4%
Pre-opening expenses	186,325	3.8%	--	0.0%	186,325	3.8%
Total operating costs and expenses	4,593,915	92.6%	31,937	0.6%	4,561,978	92.0%
Income from operations	389,364	7.9%	31,937	0.6%	421,301	8.5%

	Year Ended December 31, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)
Hotel operating costs	625,025	78.1%	1,101	0.1%	623,924	78.0%
Selling and marketing expenses	30,209	3.8%	151	0.0%	30,058	3.8%
General and administrative expenses	55,141	6.9%	3,895	0.5%	51,246	6.4%
Pre-opening expenses	30,030	3.8%	--	0.0%	30,030	3.8%
Total operating costs and expenses	740,405	92.6%	5,147	0.6%	735,258	92.0%
Income from operations	62,754	7.9%	5,147	0.6%	67,901	8.5%

	Year Ended December 31, 2013
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)
Hotel operating costs	3,181,666	76.3%	4,948	0.1%	3,176,718	76.2%
Selling and marketing expenses	138,129	3.3%	973	0.0%	137,156	3.3%
General and administrative expenses	284,756	6.8%	24,547	0.6%	260,209	6.2%
Pre-opening expenses	211,284	5.1%	--	0.0%	211,284	5.1%
Total operating costs and expenses	3,815,835	91.5%	30,468	0.7%	3,785,367	90.8%
Income from operations	380,544	9.1%	30,468	0.7%	411,012	9.8%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended				Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014		December 31, 2013	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	58,540	149,599	46,841	7,549	279,858	307,348	49,536
Share-based compensation expenses	6,211	15,891	2,199	354	30,468	31,937	5,147
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	64,751	165,490	49,040	7,903	310,326	339,285	54,683

Earnings per share (GAAP)
Basic	0.24	0.60	0.19	0.03	1.14	1.23	0.20
Diluted	0.23	0.59	0.18	0.03	1.12	1.21	0.20

Earnings per ADS (GAAP)
Basic	0.95	2.40	0.75	0.12	4.57	4.94	0.80
Diluted	0.93	2.36	0.74	0.12	4.49	4.86	0.78

Adjusted earnings per share (non-GAAP)
Basic	0.26	0.66	0.20	0.03	1.27	1.36	0.22
Diluted	0.26	0.65	0.19	0.03	1.24	1.34	0.22

Adjusted earnings per ADS (non-GAAP)
Basic	1.05	2.65	0.79	0.13	5.06	5.45	0.88
Diluted	1.03	2.61	0.77	0.12	4.98	5.36	0.86

Weighted average number of shares used in computation
Basic	246,162	249,552	249,642	249,642	245,187	248,958	248,958
Diluted	250,748	253,608	253,906	253,906	249,486	253,004	253,004

	Quarter Ended				Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014		December 31, 2013	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	58,540	149,599	46,841	7,549	279,858	307,348	49,536
Interest income	(2,319)	(5,798)	(7,872)	(1,269)	(6,856)	(23,162)	(3,733)
Interest expenses	197	631	173	28	813	1,533	247
Income tax expense	27,348	59,512	8,755	1,411	104,820	113,105	18,229
Depreciation and amortization	126,700	145,568	156,096	25,158	463,146	570,722	91,984
EBITDA (non-GAAP)	210,466	349,512	203,993	32,877	841,781	969,546	156,263
Share-based Compensation	6,211	15,891	2,199	354	30,468	31,937	5,147
Adjusted EBITDA (non-GAAP)	216,677	365,403	206,192	33,231	872,249	1,001,483	161,410

	Quarter Ended				Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014		December 31, 2013	December 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	1,120,214	1,387,501	1,296,237	208,915	4,168,629	4,964,728	800,169
Less: Hotel operating costs	(876,713)	(983,259)	(1,048,926)	(169,056)	(3,181,666)	(3,878,027)	(625,025)
Hotel income (non-GAAP)	243,501	404,242	247,311	39,859	986,963	1,086,701	175,144

	China Lodging Group, Limited

Operational Data
	As of
	December 31,	September 30,	December 31,
	2013	2014	2014
Total hotels in operation:	1,425	1,849	1,995
Leased hotels	565	604	611
Manachised hotels	835	1,237	1,376
Franchised hotels*	25	8	8
Total hotel rooms in operation	152,879	197,674	209,955
Leased hotels	65,836	71,999	72,335
Manachised hotels	84,437	124,744	136,689
Franchised hotels*	2,606	931	931
Number of cities	249	282	300

* refers to franchised Starway hotels

	For the quarter ended
	December 31,	September 30,	December 31,
	2013	2014	2014
Occupancy rate (as a percentage)
Leased hotels	89.2%	92.7%	87.2%
Manachised hotels	90.6%	92.4%	86.2%
Blended	90.0%	92.5%	86.5%
Average daily room rate (in RMB)
Leased hotels	187	198	190
Manachised hotels	171	180	169
Blended	178	187	176
RevPAR (in RMB)
Leased hotels	166	184	166
Manachised hotels	155	166	145
Blended	160	173	153

	For the full year ended
	December 31,	December 31,
	2013	2014
Occupancy rate (as a percentage)
Leased hotels	89.5%	88.9%
Manachised hotels	91.6%	89.0%
Blended	90.7%	89.0%
Average daily room rate (in RMB)
Leased hotels	187	190
Manachised hotels	174	172
Blended	180	179
RevPAR (in RMB)
Leased hotels	168	169
Manachised hotels	159	153
Blended	163	159

Same-hotel Operational Data: like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter and full year

	As of and for the quarter ended
	December 31,
	2013	2014
Total	1,178	1,178
Leased hotels	505	505
Manachised hotels	673	673
Total	84,496	84,496
Leased hotel rooms	45,574	45,574
Manachised hotel rooms	38,922	38,922
Occupancy rate (as a percentage)	92.6%	89.7%
Average daily room rate (in RMB)	179	179
RevPAR (in RMB)	165	161

	As of and for full year ended
	December 31,
	2013	2014
Total	1,178	1,178
Leased hotels	505	505
Manachised hotels	673	673
Total	84,496	84,496
Leased hotel rooms	45,574	45,574
Manachised hotel rooms	38,922	38,922
Occupancy rate (as a percentage)	94.3%	92.8%
Average daily room rate (in RMB)	182	183
RevPAR (in RMB)	171	170
Hotel breakdown by segment

	Number of Hotels in Operation	Number of Hotel Rooms in Operation	Number of Hotels
	As of December 31, 2014	As of December 31, 2014	Net Added in 2014
Economy hotels	1,819	185,959	510
Hanting Hotel	1,648	172,341	422
Leased hotels	502	57,306	29
Manachised hotels	1,146	115,035	393
Hi Inn	158	12,551	75
Leased hotels	41	3,895	--
Manachised hotels	117	8,656	75
Elan Hotel	13	1,067	13
Leased hotels	--	--	--
Manachised hotels	13	1,067	13
Midscale and upscale hotels	176	23,996	60
JI Hotel	117	17,052	49
Leased hotels	62	10,260	14
Manachised hotels	55	6,792	35
Starway Hotel	55	6,321	9
Leased hotels	3	451	2
Manachised hotels	44	4,939	24
Franchised hotels	8	931	-17
Joya Hotel	3	515	2
Leased hotels	2	315	1
Manachised hotels	1	200	1
Manxin Hotels & Resorts	1	108	--
Leased hotels	1	108	--
Total	1,995	209,955	570

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	December 31,		December 31,			December 31,			December 31,
	2013	2014	2013	2014	yoy change	2013	2014	yoy change	2013	2014	yoy change
Economy hotels	1,117	1,117	161	155	-4%	173	173	0%	93%	90%	-3%
Leased hotels	473	473	163	158	-3%	178	176	-1%	92%	90%	-2%
Manachised hotels	644	644	159	153	-4%	170	170	0%	94%	90%	-4%
Midscale hotels	61	61	241	251	4%	273	288	6%	88%	87%	-1%
Leased hotels	32	32	270	278	3%	291	312	7%	93%	89%	-4%
Manachised hotels	29	29	201	212	5%	245	251	2%	82%	85%	2%
Total	1,178	1,178	165	161	-3%	179	179	0%	93%	90%	-3%

	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the full year ended			For the full year ended			For the full year ended
	December 31,		December 31,			December 31,			December 31,
	2013	2014	2013	2014	yoy change	2013	2014	yoy change	2013	2014	yoy change
Economy hotels	1,117	1,117	167	164	-2%	177	177	0%	95%	93%	-2%
Leased hotels	473	473	168	165	-2%	180	179	-1%	93%	92%	-1%
Manachised hotels	644	644	167	164	-2%	174	175	1%	96%	94%	-2%
Midscale hotels	61	61	251	272	8%	279	296	6%	90%	92%	2%
Leased hotels	32	32	270	297	10%	292	316	8%	92%	94%	2%
Manachised hotels	29	29	211	221	5%	249	252	1%	85%	87%	3%
Total	1,178	1,178	171	170	-1%	182	183	1%	94%	93%	-2%
CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel:  +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com